4D Molecular Therapeutics, Inc.

5858 Horton Street, #455

Emeryville, California 94608

September 1, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Dillon Hagius

Re:     4D Molecular Therapeutics, Inc. Registration Statement on Form S-3 (Registration No. 333-267013)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-267013) (the “Registration Statement”) of 4D Molecular Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 6, 2022, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043 or Phillip Stoup at (415) 395-8216.

Thank you for your assistance in this matter.

Very truly yours,

4D MOLECULAR THERAPEUTICS, INC.

By:	/s/ August Moretti
August Moretti
Chief Financial Officer

cc:	David Kirn, M.D., 4D Molecular Therapeutics, Inc.

Scott Bizily, J.D., Ph.D., 4D Molecular Therapeutics, Inc.

Mark V. Roeder, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP